Exhibit 99.1

DESCARTES REPORTS FISCAL 2017 FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS
Record Annual Revenues and Cash Provided by Operating Activities

WATERLOO, Ontario — March 8, 2017 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2017 fourth quarter (Q4FY17) and year (FY17) ended January 31, 2017. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Descartes is a trusted party focused on helping our customers manage complexity and change in logistics and supply chains,” said Edward J. Ryan, Descartes’ CEO. “Our strong financial performance this past year illustrates the value we bring to customers amid global trade uncertainty via our efficient Global Logistics Network (GLN) infrastructure. We continue to invest in the GLN and our products both organically and through acquisitions, including the 4 businesses we combined with last year. Combined with our available capital and our track record of execution, Descartes and the GLN is a solid platform for continued growth and acquisitions.”

FY17 Financial Results
As described in more detail below, key financial highlights for Descartes’ twelve-month period ended January 31, 2017 (FY17) included:
•	Revenues of $203.8 million, up 10% from $185.0 million in the same period a year ago (FY16);
•
Revenues were comprised of license revenues of $6.9 million (3% of total revenues) and services revenues (non-license) of $196.9 million (97% of total revenues). Services revenues were up 12% from $176.3 million in FY16;

•	Cash provided by operating activities of $72.6 million, up 34% from $54.2 million in FY16;
•	Net income of $23.8 million, up 16% from $20.6 million in FY16. Net income as a percentage of revenues was 12%, up from 11% in FY16;
•	Earnings per share on a diluted basis of $0.31, up 15% from $0.27 in FY16; and
•	Adjusted EBITDA of $70.1 million, up 15% from $60.9 million in FY16. Adjusted EBITDA as a percentage of revenues was 34%, up from 33% in FY16.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY17 and FY16 (dollar amounts, other than per share amounts, in millions):

	FY17	FY16
Revenues	203.8	185.0
Services revenues	196.9	176.3
Gross margin	72%	71%
Cash provided by operating activities	72.6	54.2
Net income	23.8	20.6
Net income as a % of revenues	12%	11%
Earnings per diluted share	0.31	0.27
Adjusted EBITDA	70.1	60.9
Adjusted EBITDA as a % of revenues	34%	33%

Q4FY17 Financial Results
As described in more detail below, key financial highlights for Descartes in Q4FY17 included:
•	Revenues of $52.8 million, up 10% from $48.0 million in the fourth quarter of fiscal 2016 (Q4FY16) and up 3% from $51.5 million in the previous quarter (Q3FY17);
•
Revenues were comprised of license revenues of $1.4 million (3% of total revenues) and services revenues (non-license) of $51.4 million (97% of total revenues). Services revenues were up 11% from $46.3 million in Q4FY16 and up 4% from $49.4 million in Q3FY17;

•	Cash provided by operating activities of $19.5 million, up 20% from $16.2 million in Q4FY16 and down from $20.5 million in Q3FY17;
•	Net income of $6.1 million, up 13% from $5.4 million in Q4FY16 and up 3% from $5.9 million in Q3FY17. Net income as a percentage of revenues was 12%, compared to 11% in Q4FY16 and 11% in Q3FY17;
•	Earnings per share on a diluted basis of $0.08, up 14% from $0.07 in Q4FY16 and consistent with Q3FY17; and
•
Adjusted EBITDA of $18.5 million, up 13% from $16.3 million in Q4FY16 and up 4% from $17.8 million in Q3FY17. Adjusted EBITDA as a percentage of revenues was 35%, compared to 34% in Q4FY16 and 35% in Q3FY17.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY17	Q3 FY17	Q2 FY17	Q1 FY17	Q4 FY16
Revenues	52.8	51.5	50.5	48.9	48.0
Services revenues	51.4	49.4	48.6	47.5	46.3
Gross margin	72%	73%	73%	72%	72%
Cash provided by operating activities	19.5	20.5	16.6	15.9	16.2
Net income	6.1	5.9	5.8	6.0	5.4
Net income as a % of revenues	12%	11%	11%	12%	11%
Earnings per diluted share	0.08	0.08	0.08	0.08	0.07
Adjusted EBITDA	18.5	17.8	17.2	16.6	16.3
Adjusted EBITDA as a % of revenues	35%	35%	34%	34%	34%

Cash Position
At January 31, 2017, Descartes had $38.1 million in cash. Cash has decreased $39.8 million in Q4FY17 primarily due to cash used to fund the acquisitions of 4Solutions Information Technology Pty Ltd. and The Datamyne Inc., as discussed below, partially offset by cash provided by operating activities. Cash has increased $0.9 million in FY17 primarily due to strong cash flow provided by operating activities offset by cash used to fund the acquisitions of pixi* Software GmbH, Appterra LLC, 4Solutions Information Technology Pty Ltd., and The Datamyne Inc.

The table set forth below provides a summary of cash flows for Q4FY17 and FY17 in millions of dollars:

	Q4FY17	FY17
Cash provided by operating activities	19.5	72.6
Purchase of marketable securities	-	(0.2)
Sale of marketable securities	-	6.1
Additions to property and equipment	(0.9)	(4.9)
Acquisition of subsidiaries, net of cash acquired	(55.0)	(71.3)
Proceeds from borrowing on credit facility	-	10.8
Credit facility repayments	(3.2)	(10.2)
Payment of debt issuance costs	-	(1.0)
Issuance of common shares, net of issuance costs	0.2	0.1
Effect of foreign exchange rate on cash	(0.4)	(1.1)
Net change in cash	(39.8)	0.9
Cash, beginning of period	77.9	37.2
Cash, end of period	38.1	38.1

Acquisition of 4Solutions
On November 11, 2016, Descartes acquired 4Solutions Information Technology Pty Ltd. (“4Solutions”), an Australia-based provider of cloud-based B2B supply chain integration solutions. 4Solutions operates the Health Supply Network, Australia's foremost electronic document exchange network for the healthcare community. The purchase price for the acquisition was approximately AUD 3.5 million (approximately $2.7 million at November 11, 2016), which was paid in cash.

Acquisition of Datamyne
On December 23, 2016, Descartes acquired The Datamyne Inc. (“Datamyne”), a provider of cloud-based trade data content solutions for customers to analyze import and export trade activity. Subscribers use Datamyne’s web‐based solutions and business intelligence tools to augment, speed up and simplify trade data research, and to shape global marketing, prospecting, and sourcing strategies. The purchase price for the acquisition was approximately $55.2 million, which was paid in cash.

Descartes Evolution – 2017 User Group Conference
From March 28-30, 2017, Descartes will be hosting Descartes Evolution at the Hilton West Palm Beach. Evolution, Descartes' Global User & Partner conference, is the pinnacle event where Descartes customers and partners from around the world get together to network with other Descartes users, meet the Descartes product management team, provide input on Descartes’ product development plans, and learn more about Descartes solutions and how to improve their operations.  Registration information is available at www.descartes.com/usergroup.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:00 p.m. ET on Wednesday, March 8. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 7027935#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until March 15, 2017, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 7027935#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed twelve acquisitions since the beginning of fiscal 2015, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY17, Q3FY17, Q2FY17, Q1FY17 and Q4FY16, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY17	Q3FY17	Q2FY17	Q1FY17	Q4FY16
Net income, as reported on Consolidated Statements of Operations	6.1	5.9	5.8	6.0	5.4
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.1	0.2	0.2	0.1	0.1
Investment income	-	(0.1)	(0.8)	(0.5)	-
Income tax expense	1.9	1.8	2.0	1.9	1.4
Depreciation expense	1.1	1.0	0.9	0.7	1.1
Amortization of intangible assets	7.8	7.5	7.6	7.2	7.3
Stock-based compensation and related taxes	0.6	0.5	0.7	0.5	0.4
Acquisition-related expenses	0.9	0.6	0.8	0.7	0.6
Restructuring charges	-	0.4	-	-	-
Adjusted EBITDA	18.5	17.8	17.2	16.6	16.3

Revenues	52.8	51.5	50.5	48.9	48.0
Net income as % of revenues	12%	11%	11%	12%	11%
Adjusted EBITDA as % of revenues	35%	35%	34%	34%	34%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for FY17 and FY16, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY17	FY16
Net income, as reported on Consolidated Statements of Operations	23.8	20.6
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.6	0.5
Investment income	(1.4)	(0.2)
Income tax expense	7.7	7.2
Depreciation expense	3.6	3.4
Amortization of intangible assets	30.0	26.2
Stock-based compensation and related taxes	2.4	1.7
Acquisition-related expenses	3.0	1.4
Restructuring charges	0.4	0.1
Adjusted EBITDA	70.1	60.9

Revenues	203.8	185.0
Net income as % of revenues	12%	11%
Adjusted EBITDA as % of revenues	34%	33%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,
	2017	2016
ASSETS
CURRENT ASSETS
Cash	38,135	37,213
Short-Term marketable securities	-	4,639
Accounts receivable (net)
Trade	25,401	25,614
Other	3,709	3,131
Prepaid expenses and other	5,149	4,205
Inventory	167	155
	72,561	74,957
OTHER LONG-TERM ASSETS	1,525	468
PROPERTY AND EQUIPMENT, NET	10,447	8,604
DEFERRED INCOME TAXES	7,027	16,804
DEFERRED TAX CHARGE	422	906
INTANGIBLE ASSETS, NET	145,445	133,562
GOODWILL	263,113	217,486
	500,540	452,787
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,679	4,473
Accrued liabilities	23,247	16,844
Income taxes payable	2,170	2,086
Deferred revenue	23,728	16,639
	53,824	40,042
LONG-TERM DEFERRED REVENUE	421	941
LONG-TERM INCOME TAXES PAYABLE	5,725	3,672
DEFERRED INCOME TAXES	9,975	6,097
	69,945	50,752

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,874,684 at January 31, 2017 (January 31, 2016 – 75,761,184)	253,242	252,471
Additional paid-in capital	448,597	446,747
Accumulated other comprehensive loss	(32,779)	(34,880)
Accumulated deficit	(238,465)	(262,303)
	430,595	402,035
	500,540	452,787

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2017	2016	2015

REVENUES	203,779	184,993	170,860
COST OF REVENUES	56,051	53,859	54,879
GROSS MARGIN	147,728	131,134	115,981
EXPENSES
Sales and marketing	24,943	22,424	20,404
Research and development	35,556	31,293	28,077
General and administrative	23,077	21,607	20,333
Other charges	3,455	1,491	2,876
Amortization of intangible assets	30,001	26,222	21,715
	117,032	103,037	93,405
INCOME FROM OPERATIONS	30,696	28,097	22,576
INTEREST EXPENSE	(611)	(522)	(1,088)
INVESTMENT INCOME	1,415	195	333
INCOME BEFORE INCOME TAXES	31,500	27,770	21,821
INCOME TAX EXPENSE
Current	4,022	1,443	2,784
Deferred	3,640	5,765	3,978
	7,662	7,208	6,762
NET INCOME	23,838	20,562	15,059
EARNINGS PER SHARE
Basic	0.31	0.27	0.21
Diluted	0.31	0.27	0.21
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,800	75,595	70,559
Diluted	76,515	76,409	71,584

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2017	2016	2015
OPERATING ACTIVITIES
Net income	23,838	20,562	15,059
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	3,628	3,377	3,295
Amortization of intangible assets	30,001	26,222	21,715
Stock-based compensation expense	2,022	1,577	1,543
Other non-cash operating activities	(1,028)	(392)	-
Deferred tax expense	3,640	5,765	3,978
Deferred tax charge	358	22	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	2,727	764	3,999
Other	(212)	203	4,869
Prepaid expenses and other	(64)	(86)	141
Inventory	2	314	859
Accounts payable	(317)	(412)	(3,121)
Accrued liabilities	3,674	25	(294)
Income taxes payable	1,431	(1,690)	(73)
Deferred revenue	2,883	(2,008)	(2,492)
Cash provided by operating activities	72,583	54,243	49,478
INVESTING ACTIVITIES
Purchase of marketable securities	(241)	(4,667)	-
Sale of marketable securities	6,140	-	-
Additions to property and equipment	(4,914)	(4,309)	(2,679)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(71,348)	(120,853)	(82,152)
Cash used in investing activities	(70,363)	(129,829)	(84,831)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	10,801	-	20,000
Credit facility repayments	(10,200)	-	(63,305)
Payment of debt issuance costs	(957)	-	(386)
Issuance of common shares for cash, net of issuance costs	145	158	140,724
Settlement of stock options	-	(2,590)	(405)
Cash (used in) provided by financing activities	(211)	(2,432)	96,628
Effect of foreign exchange rate changes on cash	(1,087)	(2,822)	(5,927)
Increase (decrease) in cash	922	(80,840)	55,348
Cash, beginning of year	37,213	118,053	62,705
Cash, end of year	38,135	37,213	118,053